

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 24, 2018

Carl C. Icahn
Chairman
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re:** **AmTrust Financial Services, Inc.**
> **PRRN14A revised preliminary proxy statement filing made on Schedule 14A**
> **Filed on May 23, 2018 by Barberry Corp., et al.**
> **File No. 001-33143**

Dear Mr. Icahn,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Amendment No. 1 to Preliminary Proxy Statement

If my shares of AmTrust Common Stock are held in street name by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares of AmTrust Common Stock for me?, page 4

1. Please advise us of the support upon which the Icahn Participants relied to conclude that nominees others than brokers will be ineligible to submit "broker non-votes." Alternatively, please revise to remove the assertion that nominees other than brokers, such as banks, are included among the class of nominees that ordinarily may cast "broker non-votes" but are ineligible to vote in this instance absent the receipt of instructions from beneficial owners.

Certain Information Concerning Participants in this Solicitation of Proxies, page 8

2. Instruction 3(a)(iii) to Item 4 of Schedule 14A in effect defines the term "participant" to include "any committee or group that solicits proxies." Note that the determination of whether or not a group exists within the meaning of this provision will not be expressly

governed by the "act as" standard codified in Section 13(d)(3) of the Exchange Act, which statutory standard is devoid of any explicit requirement that a tacit or express agreement exist among group members.  Given the absence of a codified requirement under Sections 14(a) or 13(d)(3) that indicates the existence of an agreement among members is necessary precondition to group formation, please provide us with a brief analysis to support your apparent conclusion that Arca should not be identified as a participant in this solicitation. We note, for example, Arca Capital's public statement of intention to work with you, and your corresponding acknowledgment that Arca Capital makes "a lot of good points".

Form of Proxy

3. Please revise the form of proxy to include the prophylactic legend indicating its preliminary status as required by Rule 14a-6(e)(1).

4. Please disclose which party has made the proposals as required by Rule 14a-4(a)(3).


We remind you that the participant is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.


Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions


cc:     Andrew Langham, Esq.
        Icahn Enterprises L.P.